SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of July 2021

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro,

Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

Korea Electric Power Corporation (“KEPCO”) hereby calls the extraordinary general meeting of shareholders (“EGM”) pursuant to a board resolution adopted on July 21, 2021 and seeks the attendance of its shareholders. Shareholders who are registered in the KEPCO’s Shareholders’ registry on June 7, 2021 (on June 14, 2021 in case of the owners of the American Depositary Shares of KEPCO) will be entitled to exercise their voting rights at this EGM.

The following is an English translation of the notice given to the shareholders in connection with the EGM:

To: Shareholders

From: Cheong, Seung-Il, President & CEO of KEPCO

We hereby call the fiscal year 2021 EGM pursuant to Article 18 of the Articles of Incorporation of Korea Electric Power Corporation as follows and seek your attendance. Pursuant to Article 542-4 of the Commercial Act of the Republic of Korea, this notice shall be in lieu of notices to be given to the shareholders.

1.	Date / Time: August 10, 2021 / 10:00 a.m. (Seoul Time)

2.	Location: 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, The Republic of Korea

KEPCO Headquarter

3.	Item to be Reported: Audit Report

4.	Agenda for Shareholder Approval:

1)	Election of a Non-Standing Director as a Member of the Audit Committee

Details of the proposed agenda for the EGM are attached hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Park, Joo-soo
Name:	Park, Joo-soo
Title:	Corporate Vice President

Date: July 21, 2021

Agenda 1. Election of a Non-Standing Director as a Member of the Audit Committee

•	Kim, Jae-Shin

•	Gender: Female

•	Date of Birth: December 18, 1966

•	Current Positions:

•	Certified public accountant of Nexia Samduk (from Mar. 2006 to present)

•	President of women’s association of the Korean Institute of Certified Public Accountants (from Jul. 2019 to present)

•	Auditor of Ewha Haktang (from Feb. 2017 to present)

•	Auditor of National YMCA of Korea (from Feb. 2003 to present)

•	Non-standing director of the Korean Institute of Certified Public Accountants (from Jul. 2020 to present)

•	Nominated by : Board of Directors of KEPCO

•	Relationships with the largest shareholder of KEPCO : None

•	Transactions with KEPCO in the last three years : None

•	Tax delinquency : None

•	Management positions in any insolvent enterprise : None

•	Disqualifications under relevant laws : None

•	Term of office as non-standing and non-executive director in KEPCO : Two years

The nominee, Ms. Kim, Jae-Shin, holds a wealth of expertise in accounting and finances as a certified public accountant and has shown her outstanding capabilities and job performance while working for Audit Team of Nexia Samduk. If the nominee is appointed as a non-standing director as a member of the Audit Committee, it is expected that she would contribute to enhancing shareholder values as well as inheriting the expertise and independence of the Audit Committee with her audit experiences in the fields of accounting and finances which have been accumulated in her serving as the auditor of Ewha Haktang and National YWCA of Korea.

Appendix. Other Information on the Audit Committee of KEPCO

Under the Board of Directors, KEPCO maintains an Audit Committee pursuant to the Act on the Management of Public Institutions. The Audit Committee conducts an audit on KEPCO’s business and accounting, and report the results to the Board of Directors. The Audit Committee holds regular meetings on a quarterly basis and also on an as-needed basis.

The structure of our Audit Committee meets the requirements of independence under the related laws and regulations in Korea and the US.

•	Two-thirds of the Audit Committee members are non-standing directors, and the chairperson is appointed from the non-standing directors.

•	Korean Commercial Act allows the companies to elect one-third of Audit Committee members as a standing director, on the condition that he or she meets the independence requirements thereunder.

•	Sarbanes-Oxley Act and NYSE Listed Company Manual do not restrict companies from appointing a standing director in the Audit Committee, unless the member is ineligible due to independence issues.

In addition, each member of our Audit Committee satisfies the following independence requirements. The standing director in our Audit Committee is non-executive in that he or she is appointed from outside the company, with no work experience in KEPCO or its affiliated companies.

•

After appointment, he or she takes the roles to monitor the top management as an independent non-executive officer. Other than he or she works for KEPCO in full-time capacity, his or her role is different from the other standing directors who concurrently work as executive officers.

•

Korean Commercial Act regards a director is not independent if he or she is engaged in or has been engaged in the company within the last two years. Sarbanes-Oxley Act and NYSE Listed Company Manual define the independence of a director on the basis of the director’s engagement in the company as an employee or executive officer before the appointment or the director’s transaction with the company.

We believe that having a standing director who is independent and non-executive in our Audit Committee will bring the better understanding of business to the Committee and enable the Committee to better detect potential risks of the company.

•

The audit scope can be broader and deeper because his or her roles and responsibilities are not limited to the accounting and financial audit, but also include oversight and inspection of KEPCO’s overall work. We believe it is more efficient to have one standing director who is independent and non-executive in our Audit Committee for the stricter risk monitoring of our day-to-day management activities in all material matters, and it is believed to better protect value of our shareholders as well.

•

The standing director who is independent and non-executive in our Audit Committee takes on the role of checks and balances by monitoring the management of the company, independently from the company on an equal status with the CEO. He or she has the rights and responsibilities to check and inspect all the material financial and non-financial matters and policies before CEO’s final decisions or approvals. He or she is not required to report to nor controlled by the CEO.